STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, NC 27804
252-972-9922

September 30, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Rule 477 Request by Starboard Investment Trust (“Trust”) (File Nos. 333-159484 and 811-22298) to withdraw Pre-Effective Amendment No.4 to the Trust’s Registration Statement

Ladies and Gentlemen,

We request, pursuant to Rule 477 of the Securities Act of 1933, the withdrawal of the Trust’s Pre-Effective Amendment No. 4 to the Trust’s Registration Statement on Form N-1A (“Amendment No. 4”) filed with the U.S. Securities and Exchange Commission on September 29, 2009, EDGAR Accession Number: 0001464413-09-000013. Amendment No.4 was filed to add four new series of the Trust: the Nile Pan Africa Equity Fund, Nile East and Southern Africa Fund, Nile West Africa Fund and Nile Pan Africa Fixed Income Fund.  The Trust has determined that the Amendment No. 4 was filed in error.  No securities were sold in connection with the offering.

Additionally, the Trust is asking that any written correspondence with respect to this Rule 477 request or Amendment No. 4 be sent to the attention of Tanya L. Goins at the following address:

Tanya L. Goins
Malik Law Group LLC
191 Peachtree Street
Suite 3300
Atlanta, GA 30303

If you have any questions concerning the foregoing, please contact the undersigned at 252-972-9922, extension 249.

Yours truly,
Starboard Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick, Secretary